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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                               SINTER METALS, INC.
                               -------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.001
                      -------------------------------------
                         (Title of Class of Securities)

                                    82934Q101
                                    ---------
                                 (CUSIP Number)

                               Mr. Bruce G. Wilcox
                              Cumberland Associates
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 536-9700
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                October 31, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|.



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                                  SCHEDULE 13D

CUSIP No. 82934Q101

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     a[ ]
                                                                     b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                           7.  SOLE VOTING POWER

                                 207,500

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                      42,500
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                         207,500
   WITH
                      10.  SHARED DISPOSITIVE POWER

                                  42,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            250,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.0%

14.  TYPE OF REPORTING PERSON*
                  PN, IA



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Item 1.  Security and Issuer.
         -------------------

          This Amendment No. 2, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), amends the Schedule 13D, filed July 17, 1995 as amended by Amendment No. 1 thereto, filed August 9, 1996, (as amended, the "Schedule 13D"), of Cumberland Associates, a New York limited partnership, and relates to the Class A Common Stock, par value $.001 per share (the "Common Stock" or the "Shares"), of Sinter Metals, Inc. (the "Company"), which has its principal executive offices at 50 Public Square, Cleveland, Ohio 44113. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          As of the date hereof, Cumberland Associates held and beneficially owned 250,000 shares of Common Stock. The aggregate purchase price of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners and the other managed accounts was $2,466,218. Of this amount, Cumberland Associates invested approximately $1,683,274 on behalf of Cumberland Partners, $363,233 on behalf of LongView Partners and $419,711 on behalf of six of Cumberland Associates' other account holders. The source of funds for the purchase of all such Common Stock of Cumberland Associates was a combination of



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investment capital contributed by Cumberland Partners, LongView Partners and the
six other managed accounts and margin borrowings through the margin accounts of the account holders maintained with Morgan Stanley & Co.
Incorporated.


          By virtue of Rule 13d-3 under the Exchange Act, each of the General Partners may be deemed the beneficial owner of all of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners and the other managed accounts, and therefore each General Partner may be deemed to have invested the aggregate amount of funds noted above. None of the General Partners has independently invested any of his or her funds for the purpose of purchasing the Common Stock.

 Item 5. Interest in Securities of the Issuer.
         ------------------------------------

          Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          As of the date hereof, Cumberland Associates beneficially owned 250,000(1) shares of Common Stock representing 5.0%(2) of the Common Stock deemed outstanding on the date hereof.

_____________________

(1) As to 207,500 Shares of which, there is sole voting power and sole power to dispose or to direct the disposition of such Shares; as to 42,500 Shares of which, there is shared voting power and shared power to dispose or to direct the disposition of such Shares because the six other account holders may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate their discretionary accounts within a period of 60 days.



(2) Based on 5,009,747 shares of Common Stock outstanding, as indicated in the Company's Form 10-Q for the quarterly period ended June 30, 1996.





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          Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates within the 60 days prior to the date of this filing.


          In addition, each of the General Partners may, by virtue of his position as general partner of Cumberland Associates, be deemed, pursuant to Rule 13d-3 under the Act, to own beneficially the Common Stock of which Cumberland Associates would possess beneficial ownership. Other than in their respective capacities as general partners of Cumberland Associates and except as set forth above, none of the General Partners is the beneficial owner of any Common Stock.




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          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    November 7, 1996


                              CUMBERLAND ASSOCIATES


                             By:/s/ Bruce G. Wilcox
                                -------------------
                                 Bruce G. Wilcox
                                 General Partner




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                                   APPENDIX A*

1.       TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES

     DATE OF          NO. OF UNITS     NO. OF UNITS          PRICE PER
   TRANSACTION        PURCHASED           SOLD                  UNIT
   -----------        -----------      ------------          ----------
    11/8/96                                  24,400          $22.9278
    11/7/96                                  18,500           $22-7/8
    11/6/96                                   1,100           $22-7/8
    11/5/96                                   1,000           $22-7/8
    11/1/96                                  15,000           $22.775
    10/30/96                                  5,000             $24
    10/28/96                                  5,000           $24-1/2
    10/16/96                                 10,000             $26
    10/11/96                                  4,000             $24
    10/9/96                                  10,000           $24-5/8
    10/7/96                                   7,700           $23.524
    10/3/96                                  10,000          $21.7913
    9/16/96                                    500            $21-1/2
    9/13/96                                    300            $21-7/8


---------------
* Each of the transactions set forth in this Appendix was a regular way transaction.




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